Exhibit 99.1

MOL Announces Fourth Quarter and Full Year 2014 Unaudited Financial Results, and Other Material Developments

KUALA LUMPUR, Malaysia, March 27, 2015 (GLOBE NEWSWIRE) -- MOL Global, Inc. (Nasdaq:MOLG) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, today announced (i) its unaudited financial results for the fourth quarter of 2014 and the full year ended December 31, 2014; (ii) management changes; and (iii) update on share repurchase program.

Fourth Quarter 2014 Highlights

•	Consolidated revenue increased by 28.1% to MYR61.0 million (US$17.4 million) from MYR47.6 million in the prior year period.
•	MOLPoints’ segment revenue increased by 34.9% to MYR39.8 million (US$11.4 million) from MYR29.5 million in the prior year period.
•	MOLReloads’ segment revenue increased by 5.5% to MYR9.3 million (US$2.6 million) from MYR8.8 million in the prior year period.
•	MOLPay’s segment revenue increased by 3.2% to MYR3.2 million (US$0.9 million) from MYR3.1 million in the prior year period.
•	MMOG.asia’s segment revenue increased by 42.4% to MYR8.2 million (US$2.4 million) from MYR5.8 million in the prior year period.

Mr. Ganesh Kumar Bangah, Chief Executive Officer of MOL, stated, “The past year was an exciting period for MOL marked by several milestones including our listing on the Nasdaq Global Market and expansion within key new geographies. Admittedly, we experienced some turbulence in the third quarter of 2014 but with stronger controls in place and a more experienced management team, we have emerged a more robust company. As we continue to expand our portfolio of payment services and deepen our presence in new markets such as the Middle East and South America, we are confident in our ability to achieve strong growth across all business segments in 2015.”

Mr. Ramesh Pathmanathan, Group Chief Financial Officer of MOL, stated, “I am very pleased to join the MOL management team as Group CFO and present our fourth quarter financial results, which show the continuing growth of our core business. Along with our IPO last year, came many new expenses – many of them one-time costs – relating to listing fees, employee stock compensation and compliance. In order to help investors see the core growth of our business across the various segments, we supplemented the IFRS figures for several line items with non-IFRS figures that we believe better reflect the performance and potential of our core business. As the numbers suggest, our business fundamentals and growth drivers are strong, and as we continue to scale our business, the impact of the fixed costs associated with our listing will diminish and make way for greater shareholder earnings potential.”

Fourth Quarter 2014 Business Milestones

•	Rolled out Bill Payment Services for the landline telecom provider, Telekom Malaysia and Astro Pay-TV utilizing MOLReloads terminals in Malaysia.
•	Rolled-out Point-of-Sales Activated (POSA) Gift Cards to 500 7-Eleven stores in Malaysia
•	Signed an Agreement with Nordeus for mobile games payment collection using MOLPoints across 15 countries covering Southeast Asia, the Middle East and Brazil.
•	Expanded MOLPoints to the Middle East regions covering countries including the Kingdom of Saudi Arabia, Egypt, Qatar and United Arab Emirates (UAE).

•
Launched a new mobile game on MMOG.asia called Dragon Guard, on the IOS and Android mobile platforms. MMOG.Asia also secured the license rights for the mobile version of its popular game, Boomz, previously only supported on the PC platform.

Fourth Quarter 2014 Financial Results

CONSOLIDATED REVENUE

Consolidated revenue increased by 28.1% to MYR61.0 million (US$17.4 million) from MYR47.6 million in the prior year period. Consolidated revenue increased primarily due to the growth of MOLPoints, MOLPay and MMOG.asia.

•
MOLPoints’ segment revenue increased by 34.9% to MYR39.8 million (US$11.4 million) from MYR29.5 million in the prior year period primarily due to increased MOLPoints’ volumes in Thailand and Brazil as well as an increase in revenue share in Malaysia and revenue contribution from the Pay By Me mobile carrier billing platform in which we acquired a 51% equity interest in September 2014.

•	MOLReloads’ segment revenue increased by 5.5% to MYR9.3 million (US$2.6 million) from MYR8.8 million in the prior year period due to increased volume in Malaysia and the Philippines.

•
MOLPay’s segment revenue increased by 3.2% to MYR3.2 million (US$0.9 million) from MYR3.1 million in the prior year period. MOLPay's segment revenue derived from our subsidiary in Vietnam was reported on a net basis during the fourth quarter of 2014 such that fees payable to merchants were netted out of revenue and not included in direct cost and other ancillary expenses. Such segment revenues were reported on a gross basis for the fourth quarter of 2013, such that fees payable to merchants were not netted out of revenues but were included in direct cost and other ancillary expenses. MOLPay's segment net revenue for future periods will be reported on a net basis.

As such, the small percentage increase of MOLPay’s segment revenue was a result of the gross to net conversion.

On a net revenue to net revenue basis, MOLPay’s segment revenue grew 126% compared to the third quarter of 2013. This was supported by 168% growth in payment volumes from MYR48 million in the third quarter of 2014 to MYR127 million in the fourth quarter of 2014.

•
MMOG.asia’s segment revenue increased by 42.4% to MYR8.2 million (US$2.4 million) from MYR5.8 million in the prior year period primarily due to revenues from selling the licensing rights of the game, Stallion Race, in the Middle East and Brazil markets. The licensing agreement was initially signed in the third quarter of 2014.

DIRECT COST AND OTHER ANCILLARY EXPENSES

Direct cost and other ancillary expenses increased by 58.4% to MYR30.9 million (US$8.8 million) from MYR19.5 million in the prior year period.

•
MOLPoints’ segment direct cost and other ancillary expenses increased by 77.8% to MYR24.9 million (US$7.1 million) from MYR14.0 million in the prior year period due to strong volume growth of 25.4%, higher channel costs in Thailand, and direct costs and other ancillary expenses of the Pay By Me carrier billing platform in which we acquired a 51% equity interest in September 2014.

•
MOLReloads’ segment direct cost and other ancillary expenses increased by 40.1% to MYR4.3 million (US$1.2 million) from MYR3.1 million in the prior year period due to increased volume in Malaysia and the Philippines and higher channel costs in Malaysia.

•
MOLPay’s segment direct cost and other ancillary expenses decreased by 34.2% to MYR1.4 million (US$0.4 million) from MYR2.2 million in the prior year period. MOLPay's segment direct costs and other ancillary expenses derived from our subsidiary in Vietnam was reported on a net basis during the fourth quarter of 2014 such that fees payable to merchants were netted out of revenue and not included in direct cost and other ancillary expenses. Such segment direct costs and other ancillary expenses were reported on a gross basis for the fourth quarter of 2013, such that fees payable to merchants were not netted out of revenues but were included in direct cost and other ancillary expenses. MOLPay's segment direct costs and other ancillary expenses for future periods will be reported on a net basis.

As such, the increase of MOLPay’s segment direct costs and other ancillary expenses was a result of the gross to net conversion. On a net revenue basis, MOLPay’s segment direct costs and other ancillary expenses grew 187.3% compared to the third quarter of 2013.

•
MMOG.asia’s segment direct cost and other ancillary expenses decreased by 3.7% to MYR0.18million (US$0.05 million) from MYR0.19 million in the prior year period due to a decrease in segment underlying volumes. The revenue from the sale of licensing rights of Stallion Race does not attract any channel costs.

GROSS PROFIT

Gross profit increased by 7.0% to MYR30.1 million (US$8.6 million) from MYR28.1 million in the prior year period. The increase was driven by the increase in gross profit in MOLPay and MMOG.asia, partially offset by MOLPoints’ and MOLReloads’ experiencing decreases in revenue share or higher channel costs. Gross margin was 49.3%, as compared to 59.0% in the prior year period. This was primarily due to mix of revenue segments, with the growing MOLPay business commanding a lower gross margin and the results of Pay By Me, which also generally commands a lower gross margin relative to the other components of MOLPoints.

•
MOLPoints’ segment gross profit decreased by 3.8% to MYR14.9 million (US$4.3 million) from MYR15.5 million in the prior year period due to higher channel costs and lower revenue sharing especially in Thailand.

•	MOLReloads’ segment gross profit decreased by 13.1% to MYR5.0 million (US$1.4 million) from MYR5.7 million in the prior year period due to lower net revenue share partially offset by increased volume.

•	MOLPay’s segment gross profit increased by 93.0% to MYR1.8 million (US$0.5 million) from MYR0.9 million in the prior year period due to an increase in overall volume and lower channel costs.

•
MMOG.asia’s segment gross profit increased  by 43.9% to MYR8.1 million (US$2.3 million) from MYR5.6 million in the prior year period primarily due to revenues from licensing the game Stallion Race, and also the factors underlying reduced costs.

OPERATING INCOME/(LOSS) AND EXPENSES

Total operating expenses increased by 198.3% to MYR66.2 million (US$18.9 million) from MYR22.2 million in the prior year period. The increase in operating expenses were primarily due to one-off costs including IPO expenses, share-based compensation, non-recurring accounting costs related to our results for the third quarter of 2013 and acquisition-related costs, altogether totaling MYR34.5 million. The Company also incurred additional annual expenses of being a publicly listed company of MYR2.4 million.

Loss from operations was MYR36.1 million (US$10.3 million), was primarily due to several one-time expenses and new annual cost associated with becoming a publicly listed company as compared to a profit from operations of MYR5.9 million in the prior year period.

ADJUSTED EBITDA

Adjusted EBITDA decreased by 22.3% to MYR10.2 million (US$2.9 million) from MYR13.1 million in the prior year period after adding back the one-time expenses incurred during the quarter

OTHER INCOME

Other income increased to MYR1.4 million (US$0.4 million) from a net other income of MYR0.7 million in the prior year period.

PROFIT/(LOSS) FOR THE PERIOD

Loss attributable to MOL Global Inc. shareholders was MYR35.2 million (US$10.1 million), as compared to a profit attributable to MOL Global Inc. shareholders of MYR0.6 million in the prior year period. The Company incurred a loss in the period due to one-off costs including IPO expenses, share-based compensation, non-recurring accounting costs relating to our results for the third quarter of 2013 and acquisition-related costs The Company also incurred annual expenses of being a publicly listed company, as mentioned above. Diluted loss per ADS attributable to MOL Global Inc. shareholders was MYR0.59 (US$0.17), as compared to diluted earnings per ADS attributable to MOL Global Inc. shareholders of MYR0.01 in the prior year period.

BALANCE SHEET

As of December 31, 2014, MOL had cash and cash equivalents of MYR150.6 million (US$43.1 million) and total borrowings of MYR55.7 million (US$15.9 million).

SHARES OUTSTANDING

As of December 31, 2014, the Company had a total of 67.5 million common shares outstanding, or the equivalent of 67.5 million ADSs outstanding.

RECENT DEVELOPMENTS

Management Changes

Mr. Ganesh Kumar Bangah will assume the role of Executive Chairman of MOL and will remain a full-time employee, while Mr. Charles Chee Chau Ng and Mr. Preecha Praipattarakul will each step into a co-CEO position of MOL. Mr. Ramesh Pathmanathan will assume the role of Group Chief Financial Officer (Group CFO) of MOL. Mr. Jonathan Yoon Soon Chong, will continue to serve as the CFO of the Company.

Mr. Ganesh Kumar Bangah’s new role as Executive Chairman will enable him to focus more on the strategic direction of the Company. The Company is promoting Mr. Charles Chee Chau Ng and Mr. Preecha Praipattarakul to concurrently serve as co-CEOs of the Company. Mr. Ng, previously the Group Chief Operating Officer of MOL, will assume a co-CEO position focusing on overall operations, while

Mr. Praipattarakul, previously CEO of MOL Thailand, will assume a co-CEO position focusing on business development for the group.

Mr. Bangah stated, “I want to welcome Charles, Preecha, and Ramesh as they step into their new roles within the management team. Given their extensive expertise and understanding of MOL and the payments ecosystem, I strongly believe that they will effectively lead our Company for the coming years. My new role as Executive Chairman of MOL will enable me to focus my time on advising, mentoring and providing strategic guidance to the senior leadership team of the Company and its subsidiaries. MOL has grown at an incredible speed within the last few years and financial management is one area that we will need to strengthen in the future. I am confident that Ramesh will be able to assist the Company in strengthening our financial controls and overall financial platform as we move forward.”

Mr. Charles Chee Chau Ng joined the Company in 2006 and has served as the Company’s Group Chief Operating Officer since April 2014. Prior to joining MOL, Mr. Ng held several senior managerial and sales positions with distributors of technology and mobile equipment products. Mr. Ng brings more than 10 years of experience in the ICT and telecommunication distribution industry to MOL, including having served as a Sales and Application Engineer with Rank O’Connor (M) Sdn. Bhd. Mr. Ng holds a Bachelor of Engineering (Hons.) from the University of Aberdeen in the United Kingdom.

Mr. Preecha Praipattarakul joined the Company in September 2009 and has since served as the Chief Executive Officer of MOL Thailand. Prior to joining MOL, Mr. Praipattarakul was the founder and former CTO of POPidols Co., Ltd and dFusion Co., Ltd, as well as the leader of Digital Content Management Solutions and Interactive Marketing Consulting firms in Thailand. Mr. Praipattarakul is also a Board Member to ICT Sub-Committee, a standing committee of the Senate of the Kingdom of Thailand. Mr. Praipattarakul holds a Bachelor of Business Administration in Accounting from Assumption University in Thailand.

Mr. Ramesh Pathmanathan has advised MOL on various accounting matters since January 2015. Prior to joining MOL, Mr. Ramesh Pathmanathan served as the General Manager of Investments in Berjaya Assets Berhad. Earlier to that, Mr. Pathmanathan worked in the United Kingdom for seven years, serving as a Board member and Finance Director of an established medical devices company. Mr. Pathmanathan has extensive senior management experience, especially as it relates to management consulting, finance, and operations. Mr. Pathmanathan graduated from the Chartered Institute of Management Accountants (CIMA) in the UK in 1993 and is a Fellow member of the Institute. Mr. Pathmanathan also graduated from the University of Hull in the United Kingdom with a Masters in Business Administration (MBA).

Share Repurchase Program

Since MOL’s last announcement on December 1, 2014, the Company has repurchased 1,137,789 shares of its American Depository Shares (“ADSs”), for an aggregate gross value of US$3,330,498. In addition, Mr. Ganesh Kumar Bangah, Chief Executive Officer and Executive Chairman of the Company, personally acquired 133,636 shares in the Company’s ADSs.

Conference Call Information

The Company will hold a conference call on Friday, March 27, 2015 at 8:00 am Eastern Time or 8:00 pm Kuala Lumpur Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-631-514-2526
International Toll Free:	+1-855-298-3404
Malaysia:	1800-816-107
Hong Kong:	+852-5808-3202

Singapore:	+65-6823-2299
Indonesia:	001-803-019-1840
Conference ID:	#5530967

The replay will be accessible through April 3, 2015 by dialing the following numbers:

United States Toll Free:	+1-866-846-0868
International:	+61-2-9641-7900
Conference ID:	#5530967

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.mol.com/.

About MOL Global, Inc.

MOL Global, Inc. (NASDAQ: MOLG) is a leading e-payment enabler for online goods and services in emerging and developed markets. MOL operates a payments platform that connects consumers with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accepts cash and online payment methods. Its physical distribution network comprises more than 970,000 locations in 13 countries across 4 continents. The Company also has mobile payment channels, electronic distribution channels that accept major credit cards and online banking from more than 100 banks.

For more information, please visit ir.mol.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," "target," "going forward," "outlook" and similar statements. Among other things, our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in each of the markets in which we operate; changes in our revenues and certain cost or expense items as a percentage of our revenues; and the expected growth of the e-payment market and the number of e-payment users. Further information regarding these and other risks is included in our filings with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and we undertake no duty to update such information, except as required under applicable law.

Exchange Rate

This press release contains translations of certain Ringgit amounts into U.S. dollars solely for the convenience of readers. Unless otherwise noted, all translations from Ringgit to U.S. dollars, in this press release, were made at a rate of MYR3.495 to US$1.00, the noon buying rate in effect on December 31, 2014 in the City of New York for cable transfers in Ringgit per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About Non-IFRS Financial Measures

To supplement our consolidated financial results presented in accordance with International Financial Reporting Standards ("IFRS"), we present adjusted EBITDA, which is a non-IFRS financial measure, and related ratios. You should not consider adjusted EBITDA as a substitute for or superior to net profit prepared in accordance with IFRS. Furthermore, because adjusted EBITDA is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain/(loss) on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses), share of results of operation of associates and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates), and various non-recurring charges. In addition, adjusted EBITDA excludes the non-cash impact of changes in the fair value of derivative, that, in each case, we do not believe reflect the underlying performance of our business. Some limitations of adjusted EBITDA are that: (i) adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; (ii) adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses; and (iii) adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

The following table reconciles adjusted EBITDA to profit for the period for the three months ended December 31, 2013 and 2014:

	For the three months ended
	December 31,	December 31,
	2013	2014
	MYR	MYR
(In thousands)
Profit/(Loss) for the period	1,380	(36,364)
Plus:
Total depreciation and amortization	5,475	7,163
Impairment loss on trade and other receivables	553	1,256
Impairment loss on inventories	-	468
Reversal for impairment on trade receivables	-	(93)
Reversal for impairment of inventories	-	(42)
Share of results of associates	2	3
Inventory written off	710	5
Intangible assets written off	71	58
Development expenditure written off	-	176
Property, plant and equipment written off	-	8
Bad debt	-	196
Unrealized (gain)/loss on foreign exchange	289	3043
Realized loss on foreign exchange	197	419
Effect of remeasurement of equity interest in associates	-	-
Derivative fair value adjustment	3379	-
Interest income	(234)	(533)
Interest expense	1,326	1,674
Income tax (income)/expense	537	(89)
Share-based compensation	-	15,670
Acquisition related costs		1,112
IPO expenses		13,641
Professional fees		2,411
Adjusted EBITDA	13,101	10,182

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended			For the year ended
-30847	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014	2014

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Revenue	47,605	60,970	17,445	171,518	202,713	58,001
Direct cost and other ancillary expenses	(19,518)	(30,918)	(8,846)	(70,019)	(94,443)	(27,022)
Employee expenses	(8,730)	(26,627)	(7,619)	(30,978)	(52,248)	(14,949)
Depreciation and amortization expenses	(5,475)	(7,163)	(2,049)	(20,555)	(24,363)	(6,971)
Marketing, advertising and promotion expenses	(2,313)	(2,047)	(586)	(8,315)	(6,085)	(1,741)
Communication and travelling expenses	(1,472)	(2,838)	(812)	(5,681)	(7,865)	(2,250)
Office related expenses	(1,021)	(1,112)	(318)	(3,864)	(4,291)	(1,228)
Other operating expenses	(3,180)	(26,400)	(7,554)	(6,667)	(32,170)	(9,205)

Profit/ (loss) from operations	5,896	(36,135)	(10,339)	25,439	(18,752)	(5,365)
Other income	728	1,359	389	2,528	7,575	2,167
Non-operating expenses	(3,379)	-	-	(3,040)	-	-
Finance costs	(1,326)	(1,674)	(479)	(5,086)	(5,987)	(1,713)
Share of results of associates	(2)	(3)	(1)	(13)	(105)	(30)

Profit/(loss) before tax	1,917	(36,453)	(10,430)	19,828	(17,269)	(4,941)
Income tax expense	(537)	89	25	(1,156)	(637)	(182)

Profit/(loss) for the period	1,380	(36,364)	(10,405)	18,672	(17,906)	(5,123)

Profit/(loss) for the period attributable to:-
Owners of the Company	615	(35,222)	(10,078)	12,007	(21,600)	(6,180)
Non-controlling interest	765	(1,142)	(327)	6,665	3,694	1,057

	1,380	(36,364)	(10,405)	18,672	(17,906)	(5,123)

Weighted average ordinary shares (number in thousands)
Basic	58,897	61,220	61,220	58,897	61,220	61,220
Diluted	58,897	62,168	62,168	58,897	62,168	62,168

Earnings per share
Basic (sen(1)/cents)	1.04	(57.53)	(16.46)	20.39	(35.28)	(10.09)
Diluted (sen(1)/cents)	1.04	(57.53)	(16.46)	20.39	(35.28)	(10.09)

(1)	Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended			For the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014	2014

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Profit/(loss) for the period	1,380	(36,364)	(10,405)	18,672	(17,906)	(5,123)

Other comprehensive income/(loss), net of tax
Items that will not be reclassified subsequently to profit or loss:-
Remeasured of net defined benefit liabilites	111	2	1	111	2	1
Items that may be reclassified subsequently to profit or loss:-
Net fair value gain on available for sales financial assets during the year	-	15	4	-	15	4
Exchange differences on translating foreign operations	(960)	12,449	3,562	(3,913)	10,697	3,061
Other comprehensive income/(loss) for the period, net of tax	(849)	12,466	3,567	(3,802)	10,714	3,066

Total comprehensive income/(loss) for the period	531	(23,898)	(6,838)	14,870	(7,192)	(2,057)

Total comprehensive income/(loss) for the period attributable to:-
Owners of the Company	99	(23,260)	(6,655)	9,495	(10,902)	(3,119)
Non-controlling interest	432	(638)	(183)	5,375	3,710	1,062

	531	(23,898)	(6,838)	14,870	(7,192)	(2,057)

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	December 31,	December 31,
	2013	2014	2014
	(Audited)	(Unaudited)	(Unaudited)
(In thousands)	MYR	MYR	USD

ASSETS
Non-current assets
Property, plant and equipment	8,653	11,176	3,198
Investment property	2,394	2,367	677
Investment in associates	78	89	25
Development expenditure	5,187	6,559	1,877
Intangible assets	138,889	164,408	47,041
Finance lease receivables	507	460	132
Deferred tax assets	203	1,294	370
Non-current -other receivables		1,082	310
Available for sales	-	807	231

Total non-current assets	155,911	188,242	53,861

Current assets
Inventories	23,693	23,842	6,823
Trade receivables	33,820	58,300	16,681
Other receivables, deposits and prepaid expenses	14,009	25,021	7,159
Amount due from associates	217	-	-
Amount due from other related parties	585	960	275
Finance lease receivables	66	99	28
Cash and cash equivalents	49,729	150,571	43,082
Restricted cash	4,832	34,393	9,841
Tax recoverable	56	-	-

Total current assets	127,007	293,186	83,889

Total assets	282,918	481,428	137,750

EQUITY AND LIABILITIES
Capital and reserves
Share capital	9,816	38,059	10,890
Reserves	24,625	235,646	67,424

Equity attributable to owners of the Company	34,441	273,705	78,314
Non-controlling interests	30,620	15,391	4,404

Total equity	65,061	289,096	82,718

Non-current liabilities
Borrowings	3,384	3,026	866
Pension liability	95	603	173
Deferred tax liabilities	9,658	9,753	2,791

Total non-current liabilities	13,137	13,382	3,830

Current liabilities
Trade payables	48,009	82,343	23,560
Other payables and accrued expenses	22,292	30,311	8,673
Derivative financial liabilities	26,164	1,202	344
Amount due to other related parties	30,748	603	173
Borrowings	69,631	52,708	15,081
Deferred revenue	6,297	11,122	3,182
Tax liabilities	1,579	661	189

Total current liabilities	204,720	178,950	51,202

Total liabilities	217,857	192,332	55,032

Total equity and liabilities	282,918	481,428	137,750

Supplementary Financial Data (Non-IFRS Financial Measures)

The following table reconciles adjusted EBITDA to profit for the period:-

	For the three months ended			For the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014	2014

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Profit for the period	1,380	(36,364)	(10,405)	18,672	(17,906)	(5,123)
Plus:
Total depreciation and amortization	5,475	7,163	2,049	20,555	24,363	6,971
Impairment loss on trade and other receivables	553	1,256	359	553	1,263	361
Impairment loss on inventories	-	468	134	-	468	134
Reversal for impairment on trade receivbales	-	(93)	(27)	-	(93)	(27)
Reversal for impairment of inventories	-	(42)	(12)	-	(42)	(12)
Share of results of associates	2	3	1	13	105	30
Inventory written off	710	5	1	710	5	1
Intangible assets written off	71	58	17	71	58	17
Development expenditure written off	-	176	50	-	176	50
Property, plant and equipment written off	-	8	2	-	8	2
Bad debt		196	56		196	56
Unrealized (gain)/loss on foreign exchange	(289)	3,043	871	(391)	3,406	975
Realized loss on foreign exchange	191	419	120	241	603	173
Derivative fair value adjustment	3,379	-	-	3,040	(3,736)	(1,069)
Interest income	(234)	(533)	(153)	(801)	(1,462)	(418)
Interest expense	1,326	1,674	479	5,086	5,987	1,713
Income tax (income)/expense	537	(89)	(25)	1,156	637	182
Share-based compensation	-	15,670	4,484	-	15,670	4,484
Acquisition related costs	-	1,112	318	-	1,112	318
IPO expenses	-	13,641	3,903	-	13,641	3,903
Professional fees	-	2,411	690	-	2,411	690

Adjusted EBITDA	13,101	10,182	2,912	48,905	46,870	13,411

Supplementary Operating Data

	For the three months ended			For the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014	2014

	MYR	MYR	USD	MYR	MYR	USD

Volume (In thousands)
MOLPoints(1)	165,605	207,722	59,434	589,347	715,577	204,743
MOLReloads(2)	311,088	367,765	105,226	1,213,971	1,368,628	391,596
MOLPay(3)	47,496	127,295	36,422	144,283	354,537	101,441
MMOG.Asia(4)	7,885	4,198	1,201	32,240	21,815	6,242

(1)
MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. Volume comprises (i) volume from registered consumer members, which is the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period; (ii) consumer direct purchase volume, which is the total volume of content purchased by end-users through redemptions of MOLPoints directly from content providers during a period without creating a registered MOLPoints account; and (iii) direct channel volume, which is the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.

(2)
MOLReloads volume is the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.

(3)
MOLPay volume is the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.

(4)	MMOG.asia volume is the total retail value of content sold by MMOG.asia during the preceding twelve months.

Investor Relations Contact
MOL Global, Inc.
Alvin Tan
Tel: +65-6221-5680
Email: IR@mol.com

ICR, Inc.
Calvin Jiang
Tel: +1 (646) 405-4884
Email: IR@mol.com